FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of January 2009

CELESTICA INC.

(Translation of registrant’s name into English)

12 Concorde Place, 5th Floor

Toronto, Ontario

 Canada M3C 3R8

(416) 448-5800

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Celestica Inc.

Form 6-K

Month of January 2009

The following information filed with this Form 6-K is incorporated by reference in Celestica’s registration statements, the prospectuses included therein, and any registration statement subsequently filed by Celestica with the Securities and Exchange Commission:

•                  Press Release, dated January 28, 2009, the text of which is attached hereto as Exhibit 99.1, including Celestica Inc.’s fourth quarter 2009 consolidated financial information.

Exhibits

99.1 - Press Release, dated January 28, 2008

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CELESTICA INC.

Date: January 29, 2009	BY:	/s/ Elizabeth L. DelBianco
		Name:	Elizabeth L. DelBianco
		Title:	Chief Legal Officer

EXHIBIT INDEX

99.1 - Press Release, dated January 28, 2009